SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Woori Finance Holdings’ Key Financial Performance Figures for the second quarter of 2006

The preliminary financial performance figures for Woori Finance Holdings for the six-month period ended on June 30, 2005 on a consolidated basis are as follows.

1. Key Earnings Figures

(Units: millions of KRW)

Item	2Q 2006	1Q 2006	Change	2Q 2005	Change
Operating Revenue
2Q	4,936,154	4,728,243	4.4%	3,386,672	45.8%
Cumulative Basis	9,664,397	—	—	7,110,048	35.9%
Operating Profit
2Q	668,071	620,537	7.7%	605,651	10.3%
Cumulative Basis	1,288,608	—	—	1,027,595	25.4%
Recurring Profit
2Q	861,344	630,164	36.7%	663,997	29.7%
Cumulative Basis	1,491,508	—	—	1,186,151	25.7%
Net Income
2Q	564,413	440,107	28.2%	464,832	21.4%
Cumulative Basis	1,004,520	—	—	826,856	21.5%

The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: July 28, 2006	By:	/s/ Youngsun Kim
(Signature)

	Name:	Youngsun Kim
	Title:	Director

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